 Exhibit 2

COLLIERS INTERNATIONAL

GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

Year ended

December 31, 2018

COLLIERS INTERNATIONAL GROUP INC.

MANAGEMENT’S REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and management discussion and analysis (“MD&A”) of Colliers International Group Inc. (“Colliers” or the “Company”) and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America using the best estimates and judgments of management, where appropriate. The most significant of these accounting principles are set out in Note 2 to the consolidated financial statements. Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

The MD&A has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators, taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission.

The Board of Directors of the Company has an Audit & Risk Committee consisting of four independent directors. The Audit & Risk Committee meets regularly to review with management and the independent auditors any significant accounting, internal control, auditing and financial reporting matters.

These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, which have been appointed as the independent registered public accounting firm of the Company by the shareholders. Their report outlines the scope of their examination and opinion on the consolidated financial statements. As auditors, PricewaterhouseCoopers LLP have full and independent access to the Audit & Risk Committee to discuss their findings.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded twelve individually insignificant entities acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2018. The total assets and total revenues of the twelve majority-owned entities represent 5.1% and 7.0%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2018.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2018, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2018, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2018, has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm as stated in their report which appears herein.

/s/ Jay S. Hennick Chairman and Chief Executive Officer	/s/ John B. Friedrichsen Chief Financial Officer

February 22, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Colliers International Group Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Colliers International Group Inc. and its subsidiaries, (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of earnings, statements of comprehensive earnings, statements of shareholders' equity and statements of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their results of operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America (US GAAP). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded twelve entities from its assessment of internal control over financial reporting as of December 31, 2018 because they were acquired by the Company in purchase business combinations during 2018. We have also excluded these twelve entities from our audit of internal control over financial reporting. These entities comprised, in the aggregate, total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting of approximately 5.1% and 7.0% of consolidated total assets and consolidated total revenues, respectively, as of and for the year ended December 31, 2018. The most significant of these entities, representing 2.3% of consolidated total assets and 2.2% of consolidated total revenues was Harrison Street.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 22, 2019

We have served as the Company’s auditor since 1995.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of US dollars, except per share amounts)

Years ended December 31	2018	2017 (note 23)

Revenues (note 21)	$2,825,427	$2,435,200

Cost of revenues (exclusive of depreciation and amortization shown below)	1,817,526	1,585,865
Selling, general and administrative expenses	705,798	614,040
Depreciation	30,573	26,334
Amortization of intangible assets	48,157	26,658
Acquisition-related items (note 4)	21,975	14,927
Operating earnings	201,398	167,376

Interest expense, net	20,845	11,895
Other income, net (note 5)	(1,281)	(500)
Earnings before income tax	181,834	155,981
Income tax expense (note 14)	53,260	61,907
Net earnings	128,574	94,074

Non-controlling interest share of earnings	23,207	20,319
Non-controlling interest redemption increment (note 11)	7,709	22,393

Net earnings attributable to Company	$97,658	$51,362

Net earnings per common share (note 16)
Basic	$2.49	$1.32
Diluted	$2.45	$1.31

The accompanying notes are an integral part of these consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(in thousands of US dollars)

Years ended December 31	2018	2017 (note 23)

Net earnings	$128,574	$94,074

Foreign currency translation gain (loss)	(13,087)	16,648
Unrealized gain on interest swaps, net of tax	129	552
Pension liability adjustments, net of tax	1,638	1,125
Comprehensive earnings	117,254	112,399

Less: Comprehensive earnings attributable to non-controlling interests	37,657	32,852

Comprehensive earnings attributable to Company	$79,597	$79,547

The accompanying notes are an integral part of these consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

As at December 31	2018	2017 (note 23)
Assets
Current assets
Cash and cash equivalents	$127,032	$108,523
Accounts receivable, net of allowance of $30,789 (December 31, 2017 - $28,709)	455,232	382,542
Contract assets (note 21)	99,468	104,737
Income tax recoverable	13,090	13,815
Prepaid expenses and other current assets	65,491	54,741
	760,313	664,358

Other receivables	12,088	10,136
Contract assets (note 21)	10,964	7,104
Other assets (note 6)	60,713	55,496
Fixed assets (note 7)	93,483	83,899
Deferred income tax, net (note 14)	34,195	48,401
Intangible assets (note 8)	497,930	183,036
Goodwill (note 9)	887,894	455,130
	1,597,267	843,202
	$2,357,580	$1,507,560

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued expenses	$240,513	$227,087
Accrued compensation	469,563	419,635
Income tax payable	30,034	21,414
Contract liabilities (note 21)	39,635	35,423
Long-term debt - current (note 10)	1,834	2,426
Contingent acquisition consideration - current (note 18)	17,122	18,657
	798,701	724,642

Long-term debt - non-current (note 10)	670,289	247,467
Contingent acquisition consideration (note 18)	76,743	31,643
Deferred rent	27,137	24,469
Other liabilities	21,826	11,792
Deferred income tax, net (note 14)	27,550	19,044
	823,545	334,415
Redeemable non-controlling interests (note 11)	343,361	145,489

Shareholders' equity
Common shares (note 12)	415,805	406,984
Contributed surplus	54,717	50,219
Deficit	(21,751)	(115,489)
Accumulated other comprehensive loss	(61,218)	(43,157)
Total Company shareholders' equity	387,553	298,557

Non-controlling interests	4,420	4,457
Total shareholders' equity	391,973	303,014
	$2,357,580	$1,507,560

Commitments and contingencies (notes 12, 19 and 24)

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

/s/Peter F. Cohen	/s/Jay S. Hennick
Director	Director

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of US dollars, except share information)

		Common shares				Accumulated
		Issued and				other	Non-	Total
		outstanding		Contributed		comprehensive	controlling	shareholders'
		shares	Amount	surplus	Deficit	earnings (loss)	interests	equity

Balance, December 31, 2016 (note 23)		38,648,461	399,774	51,540	(163,438)	(71,342)	7,329	223,863

Cumulative effect adjustment:
Tax benefit on stock-based compensation		-	-	-	476	-	-	476

Net earnings		-	-	-	94,074	-	-	94,074
Pension liability adjustment, net of tax	-	-	-	-	-	1,125	-	1,125
Foreign currency translation gain		-	-	-	-	16,648	-	16,648
Unrealized gain on interest rate swaps, net of tax		-	-	-	-	552	-	552
Other comprehensive loss attributable to NCI		-	-	-	-	9,860	171	10,031
NCI share of earnings		-	-	-	(20,319)	-	3,631	(16,688)
NCI redemption increment		-	-	-	(22,393)	-	-	(22,393)
Distributions to NCI		-	-	-	-	-	(5,587)	(5,587)
Acquisitions of businesses, net		-	-	-	-	-	(1,087)	(1,087)

Subsidiaries’ equity transactions		-	-	(4,176)	-	-	-	(4,176)

Subordinate Voting Shares:
Stock option expense		-	-	4,425	-	-	-	4,425
Stock options exercised		285,700	7,210	(1,570)	-	-	-	5,640
Dividends		-	-	-	(3,889)	-	-	(3,889)

Balance, December 31, 2017 (note 23)		38,934,161	$406,984	$50,219	$(115,489)	$(43,157)	$4,457	$303,014

Net earnings		-	-	-	128,574	-	-	128,574
Pension liability adjustment, net of tax		-	-	-	-	1,638	-	1,638
Foreign currency translation loss		-	-	-	-	(13,087)	-	(13,087)
Unrealized gain on interest rate swaps, net of tax		-	-	-	-	129	-	129
Other comprehensive earnings attributable to NCI		-	-	-	-	(6,741)	(60)	(6,801)
NCI share of earnings		-	-	-	(23,207)	-	2,717	(20,490)
NCI redemption increment		-	-	-	(7,709)	-	-	(7,709)
Distributions to NCI		-	-	-	-	-	(2,474)	(2,474)
Acquisition of businesses, net		-	-	-	-	-	(220)	(220)

Subsidiaries’ equity transactions		-	-	(496)	-	-	-	(496)

Subordinate Voting Shares:
Stock option expense		-	-	6,394	-	-	-	6,394
Stock options exercised		278,975	8,821	(1,400)	-	-	-	7,421
Dividends		-	-	-	(3,920)	-	-	(3,920)
Balance, December 31, 2018		39,213,136	$415,805	$54,717	$(21,751)	$(61,218)	$4,420	$391,973

The accompanying notes are an integral part of these consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of US dollars)

Years ended December 31	2018	2017 (note 23)

Cash provided by (used in)

Operating activities
Net earnings	$128,574	$94,074

Items not affecting cash:
Depreciation and amortization	78,730	52,992
Deferred income tax	6,137	18,330
Earnings from equity method investments	(1,321)	(923)
Stock option expense	6,394	4,425
Allowance for uncollectible accounts receivable	6,925	4,695
Amortization of advisor loans	17,107	14,353
Other	11,586	9,828

Net changes from operating assets / liabilities
Accounts receivable	(54,229)	(38,050)
Contract assets	3,869	(17,202)
Prepaid expenses and other assets	(8,952)	(2,888)
Accounts payable and accrued expenses	14,180	16,075
Accrued compensation	36,850	57,935
Income tax payable	6,761	(985)
Contract liabilities	6,481	4,581
Other liabilities	2,761	2,097
Contingent acquisition consideration paid	(4,365)	(6,487)
Net cash provided by operating activities	257,488	212,850

Investing activities
Acquisitions of businesses, net of cash acquired (note 3)	(586,242)	(58,674)
Disposition of business, net of cash disposed (note 3)	17,286	-
Purchases of fixed assets	(35,579)	(39,472)
Advisor loans issued	(23,680)	(38,266)
Other investing activities	81	(4,835)
Net cash used in investing activities	(628,134)	(141,247)

Financing activities
Increase in long-term debt	985,755	314,925
Repayment of long-term debt	(800,032)	(336,514)
Issuance of senior notes	244,938	-
Purchases of subsidiary shares from non-controlling interests	(3,720)	(40,915)
Sale of interests in subsidiaries to non-controlling interests	2,389	3,937
Contingent acquisition consideration paid	(15,503)	(4,700)
Proceeds received on exercise of stock options	7,420	5,640
Dividends paid to common shareholders	(3,906)	(3,875)
Distributions paid to non-controlling interests	(18,871)	(20,797)
Financing fees paid	(3,242)	(1,634)
Net cash provided by (used in) financing activities	395,228	(83,933)

Effect of exchange rate changes on cash	(6,073)	7,705

Increase (decrease) in cash and cash equivalents	18,509	(4,625)

Cash and cash equivalents, beginning of year	108,523	113,148

Cash and cash equivalents, end of year	$127,032	$108,523

The accompanying notes are an integral part of these consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate services to corporate and institutional clients in 35 countries around the world (68 countries including affiliates and franchisees). Colliers’ primary services are outsourcing and advisory services, lease brokerage, sales brokerage and investment management. Operationally, Colliers is organized into four distinct segments: Americas; Europe, Middle East and Africa (“EMEA”); Asia and Australasia (“Asia Pacific”) and Investment Management.

2.	Summary of significant accounting policies

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the judgments used to determine the timing and amount of revenue recognition, recoverability of goodwill and intangible assets, determination of fair values of assets acquired and liabilities assumed in business combinations, estimated fair value of contingent consideration related to acquisitions, quantification of uncertain tax positions, recoverability of deferred income tax assets and the collectability of accounts receivable. Actual results could be materially different from these estimates.

Significant accounting policies are summarized as follows:

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and those variable interest entities where the Company is the primary beneficiary. Where the Company does not have a controlling interest but has the ability to exert significant influence, the equity method is used. Inter-company transactions and accounts are eliminated on consolidation.

Cash and cash equivalents

Cash equivalents consist of short-term interest-bearing securities, which are readily convertible into cash and have original maturities at the date of purchase of three months or less.

Fixed assets

Fixed assets are carried at cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset group may not be recoverable. An impairment loss is recorded to the extent the carrying amount exceeds the estimated fair value of an asset group. Fixed assets are depreciated over their estimated useful lives as follows:

Buildings	20 to 40 years straight-line
Vehicles	3 to 5 years straight-line
Furniture and equipment	3 to 10 years straight-line
Computer equipment and software	3 to 5 years straight-line
Leasehold improvements	term of the lease to a maximum of 10 years

Investments in securities

The Company classifies investments in securities under the caption “other assets”. Investments in equity securities are accounted for using the equity method or cost method. The equity method is utilized where the Company has the ability to exercise significant influence on the investee. Realized gains or losses and equity earnings or losses are recorded in other (income) expense. Equity securities, including marketable equity securities as well as those accounted for under the equity method and cost method, are regularly reviewed for impairment based on both quantitative and qualitative criteria that include the extent to which cost exceeds fair value and the duration of the market decline, the Company’s intent and ability to hold until forecasted recovery, and the financial health and near term prospects for the issuer. Other-than-temporary impairment losses on equity securities are recorded in earnings.

Financial instruments and derivatives

Derivative financial instruments are recorded on the consolidated balance sheets as other assets or other liabilities and carried at fair value. From time to time, the Company may use interest rate swaps to hedge a portion of its interest rate exposure on long-term debt. Hedge accounting is applied and swaps are carried at fair value on the consolidated balance sheets, with gains or losses recognized in interest expense. The carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged interest rate risk; the associated gain or loss is recognized currently in earnings and the unrealized gain or loss is recognized in other comprehensive income. If swaps are terminated and the underlying item is not, the resulting gain or loss is deferred and recognized over the remaining life of the underlying item using the effective interest method. In addition, the Company may enter into short-term foreign exchange contracts to lower its cost of borrowing, to which hedge accounting is not applied.

Fair value

The Company uses the fair value measurements framework for financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis. The framework defines fair value, gives guidance for measurement and disclosure, and establishes a three-level hierarchy for observable and unobservable inputs used to measure fair value. An asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 – Unobservable inputs for which there is little or no market data, which requires the Company to develop its own assumptions

Financing fees

Financing fees related to the Revolving Credit Facility are recorded as an asset and amortized to interest expense using the effective interest method. Financing fees related to the Senior Notes are recorded as a reduction of the debt amount and are amortized to interest expense using the effective interest method.

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of assets acquired and liabilities assumed in a business combination and is not subject to amortization.

Intangible assets are recorded at fair value on the date they are acquired. Indefinite life intangible assets are not subject to amortization. Where lives are finite, they are amortized over their estimated useful lives as follows:

Customer lists and relationships	straight-line over 4 to 20 years
Investment management contracts	straight-line over 5 to 15 years
Trademarks and trade names	straight-line over 2 to 10 years
Management contracts and other	straight-line over life of contract ranging from 2 to 10 years
Brokerage backlog	as underlying brokerage transactions are completed

The Company reviews the carrying value of finite life intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Measurement of the impairment loss is based on the excess of the carrying amount of the asset group over the fair value calculated using discounted expected future cash flows.

Goodwill and indefinite life intangible assets are tested for impairment annually, on August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired, in which case the carrying amount of the asset is written down to fair value.

Impairment of goodwill is tested at the reporting unit level. The Company has four distinct reporting units. Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Where it is determined to be more likely than not that its fair value is greater than its carrying amount, then no further testing is required. Where the qualitative analysis is not sufficient to support that the fair value exceeds the carrying amount then a two-step goodwill impairment test is performed. In the first step, the reporting unit’s carrying amount, including goodwill, is compared to the estimated fair value of the reporting unit. The fair values of the reporting units are estimated using a discounted cash flow approach. The fair value measurement is classified within Level 3 of the fair value hierarchy. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Certain assumptions are used to determine the fair value of the reporting units, the most sensitive of which are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

Impairment of indefinite life intangible assets is tested by comparing the carrying amount to the estimated fair value on an individual intangible asset basis.

Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) are recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur.

Revenue

The Company generates revenue from contracts with customers through its provision of commercial real estate services. These services consist of sales brokerage and lease brokerage operations, outsourcing and advisory services and investment management services.

(a) Real estate brokerage operations

Brokerage revenue includes commissions from sales brokerage and lease brokerage services. Sales brokerage services include purchases and sales, debt placement, equity capital raising, market value opinions, acquisition advisory and transaction management. The Company provides these services with respect to substantially all types of commercial real estate. Lease brokerage includes landlord and tenant representation services. Landlord representation provides real estate owners with services to strategically position properties and to secure appropriate tenants. Tenant representation focuses on assisting businesses to assess their occupancy requirements and evaluating and negotiating leases and lease renewals.

(b) Outsourcing and advisory services

Outsourcing and advisory services consist of project management, property management as well as valuation and advisory services. Project management services include design and construction management, move management and workplace solutions consulting. Project management engagements range from single project contracts with a duration of less than one year to multi-year contracts with multiple discrete projects. Property management provides real estate service solutions to real estate owners. In addition to providing on-site management and staffing, the Company provides support through centralized resources such as technical and environmental services, accounting, marketing and human resources. These various services may be provided through the Company’s employees or through contracts with third party providers. Consistent with industry custom, management contract terms typically range from one to three years, although most contracts are terminable at any time following a notice period, usually 30 to 120 days.

Valuation and advisory services consist of helping customers determine market values for various types of real estate properties. Such services may involve appraisals of single properties or portfolios of properties which may span multiple property types and geographic locations. These appraisals may be utilized for a variety of customer needs including acquisitions, dispositions, financing or for tax purposes. In addition to valuation services, the Company provides consulting services to assist customers with specialized real estate needs.

(c) Investment management services

Investment management revenues include consideration for services in the form of asset management advisory and administration fees, transaction fees and incentive fees (carried interest). The performance obligation is to manage client’s invested capital for a specified period of time and is delivered over time.

Revenue recognition and unearned revenues

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of services, which are capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

(a)	Nature of services

The Company has determined that control of sales brokerage services rendered transfer to a customer when a sale and purchase agreement becomes unconditional and lease brokerage services rendered transfer to a customer when a lease between the landlord and the tenant is executed. At these points in time the customer has received substantially all of the benefit of the services provided by the Company. The transaction price is typically associated with the underlying asset involved in the transaction, most commonly a percentage of the sales price or the aggregate rental payments over the term of the lease which are generally known when revenue is recognized.

Outsourcing and advisory services including those provided in relation to property management and project management transfer to the customer over time as the services are performed and revenue from providing these services is recognized in the accounting period in which the services are rendered. For fixed-price contracts, revenue is recognized based upon the actual labor hours spent relative to the total expected labor hours or the project costs incurred relative to the total project costs. For some projects certain obligations that are representative of the work completed may be used as an alternative to recognize revenue. The use of labor hours or overall project costs is dependent upon the input that best represents the progress of the work completed in relation to the specific contract. If a contract includes an hourly fee, revenue is recognized in the amount to which the Company has a right to invoice.

For other advisory services, including valuation and appraisal review, the customer is unable to benefit from the services until the work is substantially complete, revenue is recognized upon delivery of materials to the customer because this faithfully represents when the service has been rendered. For most fixed fee consulting assignments, revenue is recognized based upon the actual service provided to the end of the reporting period as a proportion of the total services to be provided and customers are invoiced on a monthly basis and consideration is payable when invoiced.

Investment management advisory and administration fees are recognized as the services are performed over time and are primarily based on agreed-upon percentages of assets under management or committed capital. Revenue recognition for transactional performance obligations are recognized at a point in time when the performance obligation has been met. The Company receives investment management advisory incentive fees (carried interest) from certain investment funds. These incentive fees are dependent upon exceeding specified performance thresholds on a relative or absolute basis, depending on the product. Incentive fees are recognized when it is determined that significant reversal is considered no longer probable (such as upon the sale of a fund’s investment or when the amount of assets under management becomes known as of the end of the specified measurement period). Pursuant to the terms of the Harrison Street acquisition, incentive fees related to assets that were invested prior to the acquisition date by its former owners are allocated to certain employees and former owners; as such the full amount of these incentive fees is passed through as compensation expense and recognized as cost of revenues in the consolidated statement of earnings.

(b)	Significant judgments

The Company’s contracts with customers may include promises to transfer multiple products and services. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Where a contract contains multiple performance obligations judgment is used to assess whether they are distinct and accounted for separately or not distinct and are accounted for and recognized together.

Brokerage commission arrangement may include elements that introduce variability to the revenues earned beyond the underlying value of the transaction, these may include rebates and/or contingencies. The Company estimates variable consideration or performs a constraint analysis for these contracts on the basis of historical information to estimate the amount the Company will ultimately be entitled to. Generally, revenue is constrained when it is probable that the Company may not be entitled to the full amount of the revenue as associated with the occurrence or non-occurrence of an event that is outside of the Company’s control or where the facts and circumstances of the arrangement limit the Company’s ability to predict whether this event will occur. When revenue is constrained, this constrained revenue will be recognized if and when the uncertainty has been resolved.

Outsourcing and advisory arrangements may include incentives tied to achieving certain performance targets. The Company estimates variable consideration or performs a constraint analysis for these contracts on the basis of circumstances specific to the project and historical information in order to estimate the amount the Company will ultimately be entitled to. Estimates of revenue, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in profit or loss in the period in which the circumstances that give rise to the revision become known by management.

In providing project management or property management services, the Company may engage subcontractors to provide on-site staffing or to provide specialized technical services, materials and/or installation services. These arrangements are assessed and require judgment to determine whether the Company is a principal or an agent of the customer. When the Company acts as a principal, because it is primarily responsible for the delivery of the completed project and controls the services provided by the subcontractors, these amounts are accounted for as revenue on a gross basis. However, when the Company acts as an agent, because it does not control the services prior to delivery to the customer, these costs are accounted for on a net basis.

In some cases, the Company may facilitate collection from the customer and payments to subcontractors or may facilitate collection from tenants for payment to the landlord. In these instances, balances are recorded as accounts receivable and accounts payable until settled.

Investment management fee arrangements are unique to each contract and evaluated on an individual basis to determine the timing of revenue recognition and significant judgment is involved in making such determination. At each reporting period, the Company considers various factors in estimating revenue to be recognized. Incentive fees have a broad range of possible amounts and the determination of these amount is based upon the market value for managed assets which is highly susceptible to factors outside of the Company’s influence. As a result, incentive fee revenue is generally constrained until significant reversal is considered no longer probable.

Certain constrained brokerage fees, outsourcing and advisory fees and investment management fees may arise from services that began in a prior reporting period. Consequently, a portion of the fees the Company recognizes in the current period may be partially related to the services performed in prior periods. In particular, substantially all investment management incentive fees recognized in the period were previously constrained.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. The Company invoices the customer and records a receivable when it has a right to payment within customary payment terms or it recognizes a contract asset if revenue is recognized prior to when payment is due. Contract liabilities consist of payments received in advance of recognizing revenue. These liabilities consist primarily of payments received for outsourcing and advisory engagements where a component of the revenue may be paid by the customer prior to the benefits of the services transferring to the customer. As a practical expedient, the Company does not adjust the promised amount of consideration for the effect of a significant financing component when it is expected, at contract inception, that the period between transfer of the service and when the customer pays for that service will be one year or less. The Company does not typically include extended payment terms in its contracts with customers.

The Company generally does not incur upfront costs to obtain or fulfill contracts that are capitalizable to contract assets and if capitalizable they would be amortized to expense within one year or less of incurring the expense; consequently, the Company applies the practical expedient to recognize these incremental costs as an expense when incurred. Any costs to obtain or fulfill contracts that exceed one year are capitalized to contract assets and amortized over the term of the contract on a method consistent with the transfer of services to the customer and the contracts revenue recognition.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 90 days. With the exceptions of sales brokerage and lease brokerage, the Company does not expect to have any contracts where the period between the transfer of services to the customer and the payment by the customer exceeds one year. With regard to sales brokerage and lease brokerage, arrangements may exist where the service is transferred but payment is not received for a period greater than one year. However, arrangements of this nature do not contain a significant financing component because the amount and timing varies on the basis of the occurrence or non-occurrence of an event that is outside the control of the Company or the customer. As a consequence, the Company does not adjust the transaction prices for the time value of money.

Contract liabilities represent advance payments associated with our performance obligations that have not yet been satisfied. The majority of the balances are expected to be recognized to revenue or disbursed on behalf of the client within a year.

Remaining performance obligations

Remaining performance obligations represent the aggregate transaction prices for contracts where the Company’s performance obligations have not yet been satisfied. The Company applies the practical expedient related to remaining performance obligations that are part of a contract that has an original expected duration of one year or less and the practical expedient related to variable consideration from remaining performance obligations.

Stock-based compensation

For equity classified awards, compensation cost is measured at the grant date based on the estimated fair value of the award adjusted for expected forfeitures. The related stock option compensation expense is allocated using the graded attribution method.

Long-term incentive plans

Under these plans, certain subsidiary employees are compensated if the earnings before interest, income tax and amortization of the subsidiary increases. Awards under these plans generally have a term of up to ten years, a vesting period of five to ten years and are settled in cash at the end of the term. If an award is subject to a vesting condition, then the graded attribution method is applied to the fair value or intrinsic value of the award. The related compensation expense is recorded in selling, general and administrative expenses and the liability is recorded in accrued compensation.

Foreign currency translation

Assets, liabilities and operations of foreign subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated at current exchange rates from the local currency to the reporting currency, the US dollar. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive earnings. Realized and unrealized foreign currency gains or losses related to any foreign dollar denominated monetary assets and liabilities are included in net earnings.

Income tax

Income tax has been provided using the asset and liability method whereby deferred income tax assets and liabilities are recognized for the expected future income tax consequences of events that have been recognized in the consolidated financial statements or income tax returns. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse, be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in earnings in the period in which the change occurs. A valuation allowance is recorded unless it is more likely than not that realization of a deferred income tax asset will occur based on available evidence.

The Company recognizes uncertainty in tax positions taken or expected to be taken in a tax return by recording a liability for unrecognized tax benefits on its balance sheet. Uncertainties are quantified by applying a prescribed recognition threshold and measurement attribute.

The Company classifies interest and penalties associated with income tax positions in income tax expense.

Pension plan

The Company’s defined benefit pension plan obligation is remeasured annually as of December 31 based on the present value of projected future benefit payments for all participants for services rendered.

The benefit obligation and related funded status are determined using assumptions as of the end of each year.

The expected return on plan assets is based on historical and projected rates of return for assets in the investment plan portfolio. The actual return is based on the fair value of plan assets. The projected benefit obligation is discounted using the market interest rate as at the measurement date.

Pension expense for the pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, and other costs. Actuarial gains and losses related to the change in the over-funded or under-funded status of the pension plan are recognized in other comprehensive income.

Business combinations

All business combinations are accounted for using the acquisition method of accounting. Transaction costs are expensed as incurred.

The fair value of the contingent consideration is classified as a financial liability and is recorded on the balance sheet at the acquisition date and is re-measured at fair value at the end of each period until the end of the contingency period, with fair value adjustments recognized in earnings. However, if the contingent consideration includes an element of compensation to the vendors (i.e. it is tied to continuing employment or it is not linked to the business valuation), then the portion of contingent consideration related to such element is treated as compensation expense over the expected employment period.

3.	Acquisitions

2018 acquisitions:

The Company acquired controlling interests in twelve businesses, five operating in the Americas (Utah; Manitoba; Florida; Quebec; Pittsburgh, Pennsylvania), four operating in EMEA (Finland; Denmark; Spain; Germany), two operating in Asia Pacific (China; Australia) and one operating in the Investment Management segment, being a 75% voting equity interest in Harrison Street Real Estate Capital, LLC (“Harrison Street”) acquired on July 5, 2018. The Finland business was acquired on January 3, 2018, is headquartered in Helsinki and provides property management services to owners of commercial and residential real estate. Harrison Street, headquartered in Chicago, provides real estate investment management services to institutional investors. These acquisitions were completed to expand the Company’s geographic presence and, in the case of Harrison Street, to enter a new service line. These acquisitions were accounted for by the acquisition method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their closing dates.

The acquisition date fair value of consideration transferred and purchase price allocation was as follows:

	Finland	Harrison Street	Other	Aggregate Acquisitions

Current assets, excluding cash	$4,734	$16,948	$31,623	$53,305
Non-current assets	2,581	4,678	3,616	10,875
Current liabilities	(9,421)	(14,544)	(27,853)	(51,818)
Long-term liabilities	(6,072)	-	(15,608)	(21,680)
	$(8,178)	$7,082	$(8,222)	$(9,318)

Cash consideration, net of cash acquired of $23,777	$(57,287)	$(447,513)	$(81,442)	$(586,242)
Acquisition date fair value of contingent consideration	-	(40,889)	(19,212)	(60,101)
Total purchase consideration	$(57,287)	$(488,402)	$(100,654)	$(646,343)

Acquired intangible assets	$26,841	$278,600	$69,495	$374,936
Acquired goodwill	$38,624	$366,350	$60,708	$465,682
Redeemable non-controlling interest	$-	$163,630	$21,327	$184,957

2017 acquisitions:

The Company acquired controlling interests in ten businesses. Acquisitions included controlling interests in regional firms in the US, Canada, Mexico, UK, Denmark and Australia expanding Colliers’ geographic presence in these markets.

The acquisition date fair value of consideration transferred and purchase price allocation was as follows:

	Northern California & Nevada	Other	Aggregate Acquisitions

Current assets, excluding cash	$8,503	$5,420	$13,923
Non-current assets	2,268	1,117	3,385
Current liabilities	(38,481)	(10,463)	(48,944)
Long-term liabilities	(10,600)	(3,084)	(13,684)
	$(38,310)	$(7,010)	$(45,320)

Cash consideration, net of cash acquired of $41,989	$(22,696)	$(35,978)	$(58,674)
Acquisition date fair value of contingent consideration	(10,412)	(9,135)	(19,547)
Total purchase consideration	$(33,108)	$(45,113)	$(78,221)

Acquired intangible assets	$28,800	$32,428	$61,228
Acquired goodwill	$42,618	$35,953	$78,571
Redeemable non-controlling interest	$-	$16,258	$16,258

Acquisition-related transaction costs for the year ended December 31, 2018 totaled $11,747 (2017 - $6,247) and were recorded as expense under the caption “acquisition-related items”.

In all years presented, the fair values of non-controlling interests were determined using an income approach with reference to a discounted cash flow model using the same assumptions implied in determining the purchase consideration.

The purchase price allocations of acquisitions resulted in the recognition of goodwill. The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. For acquisitions completed during the year ended December 31, 2018, goodwill in the amount of $379,486 is deductible for income tax purposes (2017 - $17,531).

During the year ended December 31, 2018, the Company sold the residential property management portion of the Finland business acquired earlier in the year. The disposed business had net assets of $17,713 primarily comprised of intangible assets and goodwill allocated from the acquisition of Finland and the sale resulted in a net gain of $98.

The Company typically structures its business acquisitions to include contingent consideration. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at December 31, 2018 was $93,865 (see note 18). Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at December 31, 2018 was $15,161. The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $175,870 to a maximum of $206,906. These contingencies will expire during the period extending to March 2023. During the year ended December 31, 2018, $19,946 was paid with reference to such contingent consideration (2017 - $11,187).

The consideration for the acquisitions during the year ended December 31, 2018 was financed from borrowings on the Revolving Credit Facility and cash on hand.

The amounts of revenues and earnings contributed from the dates of acquisition and included in the Company’s consolidated results for the year ended December 31, 2018, and the supplemental pro forma revenues and earnings of the combined entity had the acquisition dates been January 1, 2017, are as follows:

	Revenues	Net earnings

Actual from acquired entities for 2018	$196,480	$10,879
Supplemental pro forma for 2018 (unaudited)	2,934,211	139,297
Supplemental pro forma for 2017 (unaudited)	2,738,081	118,078

Of the $196,480 of actual revenue from acquired entities in 2018, $61,465 and $45,364 were from Harrison Street and Finland, respectively, with the remaining $89,651 from other acquisitions.

Supplemental pro forma results were adjusted for non-recurring items.

4.	Acquisition-related items

Acquisition-related expense comprises the following:

	2018	2017

Transaction costs	$11,747	$6,247
Contingent consideration fair value adjustments	1,675	1,054
Contingent consideration compensation expense	8,553	7,626
	$21,975	$14,927

Contingent consideration compensation expense and contingent consideration fair value adjustments relate to acquisitions made in the current year as well as the preceding four years.

5.	Other income, net

	2018	2017

(Gain) Loss on investments	$(168)	$309
Equity earnings from non-consolidated investments	(1,321)	(923)
Other	208	114
	$(1,281)	$(500)

6.	Other assets

	December 31, 2018	December 31, 2017

Advisor loans receivable	$46,661	$44,978
Equity method investments	3,968	2,812
Cost accounted investments	3,800	2,944
Financing fees, net of accumulated amortization of $2,567 (December 31, 2017 - $1,672)	4,230	2,953
Interest rate swap asset	926	751
Other	1,128	1,058

	$60,713	$55,496

Cost accounted investments include $1,932 (2017 - $1,192) recorded at fair value. The remainder are recorded at cost less impairments adjusted for observable prices.

7.	Fixed assets

December 31, 2018
	Cost	Accumulated depreciation	Net

Buildings	$2,548	$1,042	$1,506
Vehicles	2,173	1,297	876
Furniture and equipment	55,952	37,751	18,201
Computer equipment and software	114,136	82,120	32,016
Leasehold improvements	76,939	36,056	40,883
	$251,748	$158,265	$93,483

December 31, 2017
	Cost	Accumulated depreciation	Net

Buildings	$2,425	$906	$1,519
Vehicles	1,952	1,093	859
Furniture and equipment	52,912	35,825	17,087
Computer equipment and software	106,500	77,822	28,678
Leasehold improvements	69,848	34,092	35,756
	$233,637	$149,738	$83,899

Included in fixed assets are vehicles, office and computer equipment under capital lease at a cost of $6,555 (2017 - $5,812) and net book value of $1,468 (2017 - $1,913).

8.	Intangible assets

December 31, 2018
	Gross carrying amount	Accumulated amortization	Net

Customer lists and relationships	$290,667	$95,011	$195,656
Investment management contracts	270,600	12,145	258,455
Franchise rights	5,175	4,141	1,034
Trademarks and trade names:
Indefinite life	23,841	-	23,841
Finite life	12,851	2,853	9,998
Management contracts and other	16,533	7,907	8,626
Brokerage backlog	480	160	320
	$620,147	$122,217	$497,930

December 31, 2017
	Gross carrying amount	Accumulated amortization	Net

Customer lists and relationships	$219,986	$74,897	$145,089
Franchise rights	5,703	4,156	1,547
Trademarks and trade names:
Indefinite life	24,121	-	24,121
Finite life	2,776	1,865	911
Management contracts and other	17,733	6,572	11,161
Brokerage backlog	310	103	207
	$270,629	$87,593	$183,036

During the year ended December 31, 2018, the Company acquired the following intangible assets:

	Amount	Estimated weighted average amortization period (years)

Customer lists and relationships	$90,668	9.9
Investment management contracts	270,600	12.9
Trademarks and trade names - finite life	11,632	10.9
Brokerage backlog	4,722	0.5

	$377,622	12.0

The investment management contracts relate to the acquisition of Harrison Street. The following is the estimated annual expense for amortization of the recorded intangible assets for each of the next five years ending December 31:

2019	$56,903
2020	53,419
2021	51,366
2022	50,690
2023	48,127

9.	Goodwill

	Americas	EMEA	Asia Pacific	Investment Management	Consolidated

Balance, December 31, 2016	$126,417	$165,110	$44,446	$12,033	$348,006
Goodwill acquired during the year	62,938	13,672	1,961	-	78,571
Other items	1,175	-	-	-	1,175
Foreign exchange	48	22,397	3,259	1,674	27,378
Balance, December 31, 2017	190,578	201,179	49,666	13,707	455,130
Goodwill acquired during the year	18,014	79,364	1,954	366,350	465,682
Goodwill disposed during the year	-	(12,557)	-	-	(12,557)
Other items	44	-	-	-	44
Foreign exchange	(837)	(14,234)	(4,689)	(645)	(20,405)
Balance, December 31, 2018	207,799	253,752	46,931	379,412	887,894
Goodwill	234,070	257,064	46,931	379,412	917,477
Accumulated impairment loss	(26,271)	(3,312)	-	-	(29,583)
	$207,799	$253,752	$46,931	$379,412	$887,894

A test for goodwill impairment is required to be completed annually, in the Company’s case as of August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired. No goodwill impairments were identified in 2018 or 2017. The accumulated impairment loss reflects a goodwill impairment incurred in 2009.

10.	Long-term debt

	December 31, 2018	December 31, 2017

Revolving Credit Facility	$430,167	$246,411
Senior Notes	239,577	-
Capital leases maturing at various dates through 2021	1,470	1,991
Other long-term debt maturing at various dates up to 2021	910	1,491
	672,123	249,893
Less: current portion	1,834	2,426

Long-term debt - non-current	$670,289	$247,467

On April 19, 2018, the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a multi-currency senior unsecured revolving credit facility (the “Revolving Credit Facility”) of $1,000,000. The Revolving Credit Facility has a 5-year term ending April 30, 2023 and bears interest at an applicable margin of 1.25% to 2.50% over floating reference rates, depending on financial leverage ratios. The weighted average interest rate for 2018 was 3.0% (2017 – 2.9%). The Revolving Credit Facility had $562,386 of available un-drawn credit as at December 31, 2018. As of December 31, 2018, letters of credit in the amount of $7,624 were outstanding ($10,307 as at December 31, 2017). The Revolving Credit Facility requires a commitment fee of 0.25% to 0.5% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Revolving Credit Facility by up to $250,000 on the same terms and conditions.

On May 17, 2018, the Company entered into a note purchase agreement with a group of institutional investors to issue €210,000 of senior unsecured notes with a fixed interest rate of 2.23% (the “Senior Notes”). The proceeds from the Senior Notes were received on May 30, 2018 and were used to repay indebtedness under the Facility. The Senior Notes have a 10-year term ending May 30, 2028.

The Revolving Credit Facility and the Senior Notes rank equally in terms of seniority and have similar financial covenants. The Company is required to maintain financial covenants including leverage and interest coverage. The Company was in compliance with these covenants as of December 31, 2018. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

The effective interest rate on the Company’s long-term debt for the year ended December 31, 2018 was 3.3% (2017 – 3.1%). The estimated aggregate amount of principal repayments on long-term debt required in each of the next five years ending December 31 and thereafter to meet the retirement provisions are as follows:

2019	$1,834
2020	348
2021	198
2022	-
2023 and thereafter	669,743

11.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

		2017
	2018	(note 23)

Balance, January 1	$145,489	$134,803
RNCI share of earnings	20,491	16,687
RNCI redemption increment	7,709	22,393
Distributions paid to RNCI	(16,396)	(12,870)
Purchases of interests from RNCI, net	1,111	(31,782)
RNCI recognized on business acquisitions	184,957	16,258
Balance, December 31	$343,361	$145,489

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the RNCI at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of December 31, 2018 was $316,012 (2017 - $129,087). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at December 31, 2018, approximately 5,400,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

12.	Capital stock

The authorized capital stock of the Company is as follows:

An unlimited number of Preferred Shares, issuable in series;

An unlimited number of Subordinate Voting Shares having one vote per share; and

An unlimited number of Multiple Voting Shares having 20 votes per share, convertible at any time into Subordinate Voting Shares at a rate of one Subordinate Voting Share for each Multiple Voting Share outstanding.

The following table provides a summary of total capital stock issued and outstanding:

	Subordinate Voting Shares		Multiple Voting Shares		Total Common Shares
	Number	Amount	Number	Amount	Number	Amount

Balance, December 31, 2017	37,608,467	406,611	1,325,694	373	38,934,161	406,984
Balance, December 31, 2018	37,887,442	415,432	1,325,694	373	39,213,136	415,805

During the year ended December 31, 2018, the Company declared dividends on its Common Shares of $0.10 per share (2017 - $0.10).

Pursuant to an agreement approved in February 2004 and restated on June 1, 2015 (the “Long Term Arrangement”), the Company agreed that it will make payments to Jay S. Hennick, its Chairman & Chief Executive Officer (“CEO”), that are contingent upon the arm’s length acquisition of control of the Company or upon a distribution of the Company’s assets to shareholders. The payment amounts will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred among members of the Chairman & CEO’s family, their holding companies and trusts. The agreement provides for the Chairman & CEO to receive each of the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate and Multiple Voting Shares minus a base price of C$3.324. The second payment is an amount equal to 5% of the product of (i) the total number of shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate Voting Shares minus a base price of C$6.472. Assuming an arm’s length acquisition of control of the Company took place on December 31, 2018, the amount required to be paid to the Chairman & CEO, based on a market price of C$75.29 per Subordinate Voting Share, would be US$209,589.

13.	Stock-based compensation

The Company has a stock option plan for certain officers, key full-time employees and directors of the Company and its subsidiaries, other than its Chairman & CEO who has a Long Term Arrangement as described in note 12. Options are granted at the market price for the underlying shares on the day immediately prior to the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at December 31, 2018, there were 1,621,500 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. Stock option activity for the years ended December 31, 2018 and 2017 was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Shares issuable under options - December 31, 2016	1,602,850	$30.31
Granted	450,000	46.21
Exercised	(285,700)	19.74
Forfeited	(13,875)	40.10
Shares issuable under options - December 31, 2017	1,753,275	$36.03
Granted	470,000	67.32
Exercised	(278,975)	26.60
Forfeited	(46,875)	39.66
Shares issuable under options - December 31, 2018	1,897,425	$45.08	2.5	$24,676
Options exercisable - End of year	746,125	$35.60	1.6	$14,495

The Company incurred stock-based compensation expense related to these awards of $6,394 during the year ended December 31, 2018 (2017 - $4,425).

As at December 31, 2018, the range of option exercise prices was $29.02 to $67.85 per share. Also as at December 31, 2018, the aggregate intrinsic value and weighted average remaining contractual life for in-the-money options vested and expected to vest were $24,676 and 2.0 years, respectively.

The following table summarizes information about option exercises during years ended December 31, 2018 and 2017:

	2018	2017

Number of options exercised	278,975	285,700

Aggregate fair value	$17,823	$14,213
Intrinsic value	10,403	8,572
Amount of cash received	7,420	5,641

Tax benefit recognized	$73	$102

As at December 31, 2018, there was $6,419 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next four years. During the year ended December 31, 2018, the fair value of options vested was $4,427 (2017 - $3,422).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, utilizing the following weighted average assumptions:

	2018	2017

Risk free rate	2.2%	1.5%
Expected life in years	4.75	4.75
Expected volatility	29.7%	28.9%
Dividend yield	0.1%	0.2%

Weighted average fair value per option granted	$19.41	$12.36

The risk-free interest rate is based on the implied yield of a zero-coupon US Treasury bond with a term equal to the option’s expected term. The expected life in years represents the estimated period of time until exercise and is based on historical experience. The expected volatility is based on the historical prices of the Company’s shares over the previous four years.

14.	Income tax

The following is a reconciliation stated as a percentage of pre-tax earnings of the Ontario, Canada combined statutory corporate income tax rate to the Company’s effective tax rate:

	2018	2017

Combined statutory rate	26.5%	26.5%
Nondeductible expenses	2.5	2.1
Tax effect of flow through entities	(1.4)	(1.1)
Impact of changes in foreign exchange rates	0.2	0.5
Adjustments to tax liabilities for prior periods	0.2	0.9
Effect of changes in enacted US federal tax rate	-	7.5
Effect of changes in enacted tax rate in other jurisdictions	(0.7)	-
Changes in liability for unrecognized tax benefits	(0.3)	(0.4)
Stock-based compensation	0.9	0.6
Foreign, state, and provincial tax rate differential	(0.2)	2.6
Change in valuation allowance	(0.1)	(0.9)
Contingent acquisition consideration	1.2	1.0
Other	0.5	0.4
Effective income tax rate	29.3%	39.7%

Earnings before income tax by jurisdiction comprise the following:

	2018	2017

Canada	$21,627	$21,814
United States	40,097	33,597
Foreign	120,110	100,570
Total	$181,834	$155,981

Income tax expense (recovery) comprises the following:

	2018	2017

Current
Canada	$5,134	$4,031
United States	1,768	3,235
Foreign	40,221	36,310
	47,123	43,576

Deferred
Canada	1,689	3,185
United States	10,732	20,657
Foreign	(6,284)	(5,511)
	6,137	18,331

Total	$53,260	$61,907

The deferred income tax expense for the United States for the year ended December 31, 2017 includes the tax effect of changes in the enacted US federal tax rate of $11,678.

The significant components of deferred income tax are as follows:

	2018	2017

Loss carry-forwards and other credits	$19,056	$37,869
Expenses not currently deductible	31,508	34,265
Revenue not currently taxable	(8,416)	(15,227)
Stock-based compensation	157	525
Investments	10,628	11,290
Provision for doubtful accounts	4,871	4,221
Financing fees	(83)	162
Net unrealized foreign exchange losses	126	(634)
Depreciation and amortization	(42,257)	(32,035)
Less: valuation allowance	(8,945)	(11,079)
Net deferred income tax asset	$6,645	$29,357

As at December 31, 2018, the Company believes that it is more likely than not that the net deferred tax assets of $6,645 will be realized based upon future income, consideration of net operating loss (“NOL”) limitations, earnings trends, and tax planning strategies. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future earnings are reduced.

The Company has pre-tax NOL carry-forward balances as follows:

	Pre-tax loss carry forward		Pre-tax losses not recognized		Pre-tax losses recognized
	2018	2017	2018	2017	2018	2017

Canada	$16,249	$30,904	$27	$24	$16,222	$30,880
United States	1,315	47,720	921	915	394	46,805
Foreign	39,147	50,512	27,363	30,705	11,784	19,807

The Company has pre-tax capital loss carry-forwards as follows:

	Pre-tax loss carry forward		Pre-tax losses not recognized		Pre-tax losses recognized
	2018	2017	2018	2017	2018	2017

Canada	$2,208	$1,881	$1,869	$1,567	$339	$314
United States	1,698	1,671	1,698	1,671	-	-
Foreign	6,285	7,139	6,285	7,139	-	-

These amounts above are available to reduce future, federal, state, and provincial income taxes in their respective jurisdictions. NOL carry-forward balances attributable to Canada begin to expire in 2033. NOL carry-forward balances attributable to the United States begin to expire in 2028. Foreign NOL carry-forward balances begin to expire in 2019. The utilization of NOLs may be subject to certain limitations under federal, provincial, state or foreign tax laws.

Cumulative unremitted foreign earnings of the US subsidiaries is nil (2017 - nil). Cumulative unremitted foreign earnings of international subsidiaries of the Company approximated $89,461 as at December 31, 2018 (2017 - $42,709). The Company has not provided a deferred tax liability on the unremitted foreign earnings as it is management’s intent to permanently reinvest such earnings outside of Canada. In addition, any repatriation of such earnings would not be subject to significant Canadian or foreign taxes.

A reconciliation of the beginning and ending amounts of the liability for unrecognized tax benefits is as follows:

	2018	2017

Balance, January 1	$1,858	$2,292
Gross increases for tax positions of prior periods	6	18
Amount recognized on acquisitions	289	-
Reduction for lapses in applicable statutes of limitations	(560)	(628)
Foreign currency translation	(133)	176

Balance, December 31	$1,460	$1,858

Of the $1,460 (2017 - $1,858) in gross unrecognized tax benefits, $1,460 (2017 - $1,858) would affect the Company’s effective tax rate if recognized. For the year-ended December 31, 2018, additional interest and penalties of $6 related to uncertain tax positions was accrued (2017 - $18). The Company reversed $173 of accrued interest and penalties related to positions lapsed in applicable statute of limitations in 2018 (2017 - $155). As at December 31, 2018, the Company had accrued $190 (2017 - $213) for potential income tax related interest and penalties.

Within the next twelve months, the Company believes it is reasonably possible that $130 of unrecognized tax benefits associated with uncertain tax positions may be reduced due to lapses in statutes of limitations.

The Company files tax returns in Canada, United States and multiple foreign jurisdictions. The number of years with open tax audits varies depending on the tax jurisdiction. Generally, income tax returns filed with the Canada Revenue Agency and related provinces are open for four to seven years and income tax returns filed with the US Internal Revenue Service and related states are open for three to five years. Tax returns in the significant foreign jurisdictions that the company conducts business in are generally open for four years.

The Company does not currently expect any other material impact on earnings to result from the resolution of matters related to open taxation years, other than noted above. Actual settlements may differ from the amounts accrued. The Company has, as part of its analysis, made its current estimates based on facts and circumstances known to date and cannot predict changes in facts and circumstances that may affect its current estimates.

15.	Pension plan

The Company has a defined benefit pension plan (the “Plan”), which was assumed in connection with a business acquired during 2016. The Plan covers eligible employees in the Netherlands and provides old age, survivor, orphan and disability benefits. Effective December 31, 2016, enrollment in the Plan was frozen and no additional employees are entitled to join the Plan. The Plan is covered by an insurance contract which limits the Company’s exposure to returns below a fixed discount rate.

The following table details the net periodic pension cost of the Plan:

	2018	2017

Gross employer service cost	$1,237	$1,501
Plan participant contributions	(246)	(308)
Interest cost on service cost	22	27
Employer's service cost	1,013	1,220
Interest cost	744	701
Expected net return on plan assets	(689)	(640)
Other costs	171	166
Total employer's pension expense	$1,239	$1,447

The following tables provide reconciliations of projected benefit obligations and plan assets (the net of which represent the Company’s funded status), as well as the funded status, of the Plan.

Change in benefit obligation:	2018	2017

Projected benefit obligation - January 1	$42,368	$36,659
Current service cost	1,014	1,220
Plan participant / third party contributions	246	308
Interest cost	744	701
Benefits paid	(601)	(495)
Individual settlements	84	-
Curtailment	-	(125)
Foreign exchange	(2,038)	5,204
Expected projected benefit obligation, December 31	41,817	43,472
Actuarial gain, net of foreign exchange	(2,842)	(1,105)
Projected benefit obligation - December 31	$38,975	$42,367

Change in plan assets:	2018	2017

Fair value of plan assets - January 1	$38,813	$33,016
Expected net return on plan assets	689	640
Contributions
Employer	634	609
Plan participants	246	308
Benefits paid	(601)	(495)
Individual settlements	84	-
Other costs	(171)	(72)
Foreign exchange	(1,853)	4,658
Expected fair value of plan assets - December 31	37,841	38,664
Actuarial (gain)/loss, net of foreign exchange	(664)	149
Fair value of plan assets - December 31	$37,177	$38,813

Defined benefit pension plan amounts recorded in the consolidated balance sheet are shown in the table below:

	December 31, 2018	December 31, 2017

Present value of accumulated benefit obligation	$(37,925)	$(40,142)
Effect of future compensation increases	(1,049)	(2,226)
Present value of projected benefit obligation	(38,974)	(42,368)
Fair value of plan assets	37,177	38,813
Net liability for pension benefits	$(1,797)	$(3,555)

The following table details the amount recognized in other comprehensive income:

	2018	2017

Actuarial gain on remeasurement of projected benefit obligation	$(2,931)	$(1,038)
Actuarial (gain)/loss on remeasurement of fair value of assets	685	(234)
Actuarial gain on curtailment of benefits from reorganization	-	(125)
Total gain recognized in other comprehensive income	$(2,246)	$(1,397)

The assumptions used in developing the projected benefit obligation are as follows:

	2018	2017
Discount rate used in determining present values	1.9%	1.8%
Annual increase in future compensation levels	1.8%	2.0%

The assumptions used in determining net periodic cost are as follows:

	2018	2017
Discount rate used in determining present values	1.9%	1.8%
Annual increase in future compensation levels	1.8%	2.0%
Expected long-term rate of return on assets	1.9%	1.8%

The discount rate assumption used for the Plan was derived from the expected yield of Euro-denominated “AA” rated corporate bonds with durations consistent with the liabilities of the Plan.

The expected long-term rate of return on assets is based on the current level of return expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The expected return for each asset class is weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

For the year ended December 31, 2018 the actual return on assets was $4 (2017 - $781) composed of an expected return on assets of $689 (2017 - $640) and an actuarial loss of $685 (2017 gain – $140).

Plan assets measured at fair value and cash are presented in the following table with the overall allocation of assets.

	December 31,	Fair value measurements
	2018	Level 1	Level 2	Level 3

Equity type investments	$3,146	$3,146	$-	$-
Fixed interest type investments:
Government bonds	33,022	33,022	-	-
Cash	92	92	-	-
Other	918	-	-	918
Total	$37,178	$36,260	$-	$918

The Plan’s assets are invested with a third party insurance company in the Netherlands that insures the performance of Plan assets. The valuation of the insurance asset is included in the “Other” category in the table above.

The Company expects the following pension benefit payments over the next 10 years:

Year ended December 31
2019	$658
2020	686
2021	721
2022	792
2023	859
2024 - 2028	5,286

16.	Net earnings per common share

The following table reconciles the denominator used to calculate earnings per common share:

	2018	2017

Shares issued and outstanding at beginning of period	38,934,161	38,648,461
Weighted average number of shares: Issued during the period	221,293	181,523
Weighted average number of shares used in computing basic earnings per share	39,155,454	38,829,984
Assumed exercise of stock options acquired under the Treasury Stock Method	639,161	477,870
Number of shares used in computing diluted earnings per share	39,794,615	39,307,854

17.	Other supplemental information

	2018	2017

Cash payments made during the year
Income tax, net of refunds	$42,153	$43,374
Interest	20,404	11,168

Non-cash financing activities
Increases (Decreases) in capital lease obligations	$(522)	$123
Dividends declared but not paid	1,961	1,947

Other expenses
Rent expense	$74,183	$65,982

18.	Financial instruments

Concentration of credit risk

The Company is subject to credit risk with respect to its cash and cash equivalents, accounts receivable, unbilled revenues, other receivables and advisor loans receivable. Concentrations of credit risk with respect to cash and cash equivalents are limited by the use of multiple large and reputable banks. Concentrations of credit risk with respect to receivables are limited due to the large number of entities comprising the Company’s customer base and their dispersion across different service lines in various countries.

Foreign currency risk

Foreign currency risk is related to the portion of the Company’s business transactions denominated in currencies other than US dollars. A significant portion of revenue is generated by the Company’s Euro, Canadian dollar, Australian dollar and UK pound sterling currency operations. The Company’s head office expenses are incurred primarily in Canadian dollars which are hedged by Canadian dollar denominated revenue.

Fluctuations in foreign currencies impact the amount of total assets and liabilities that are reported for foreign subsidiaries upon the translation of these amounts into US dollars. In particular, the amount of cash, working capital, goodwill and intangibles held by these subsidiaries is subject to translation variance caused by changes in foreign currency exchange rates as of the end of each respective reporting period (the offset to which is recorded to accumulated other comprehensive income on the consolidated balance sheets).

Interest rate risk

The Company utilizes an interest rate risk management strategy that may use interest rate hedging contracts from time to time. The Company’s specific goals are to: (i) manage interest rate sensitivity by modifying the characteristics of its debt and (ii) lower the long-term cost of its borrowed funds.

In April 2017, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100,000 of US dollar denominated debt into a fixed interest rate of 1.897% plus the applicable margin. The term of the swaps matched the maturity of the underlying Revolving Credit Facility at the time of inception, with a maturity of January 18, 2022. In December 2018, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100,000 of US dollar denominated debt into a fixed interest rate of 2.7205% plus the applicable margin. The term of the swaps match the maturity of the underlying Revolving Credit Facility, with a maturity of April 30, 2023. The swaps are being accounted for as cash flow hedges and are measured at fair value on the consolidated balance sheets. Gains or losses on the swaps, which are determined to be effective as hedges, are reported in other comprehensive income.

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2018:

	Carrying value at	Fair value measurements
	December 31, 2018	Level 1	Level 2	Level 3

Assets
Interest rate swap asset	$926	$-	$926	$-
Investments
Equity securities and funds	$2,835	$2,835	$-	$-
Fixed income and bond funds	$4,101	$185	$3,916	$-

Liabilities
Contingent consideration liability	$93,865	$-	$-	$93,865

There were no significant non-recurring fair value measurements recorded during the year ended December 31, 2018 or 2017.

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 3% to 9.1%, with a weighted average of 6.1%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is data point concentration at the 3.8% and 8.7% levels. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $4,800. Changes in the fair value of the contingent consideration liability comprises the following:

	2018	2017
Balance, January 1	$50,300	$32,266
Amounts recognized on acquisitions	61,525	21,477
Fair value adjustments (note 4)	1,675	1,054
Resolved and settled in cash	(18,757)	(6,169)
Other	(877)	1,672
Balance, December 31	$93,865	$50,300

Less: current portion	$17,122	$18,657
Non-current portion	$76,743	$31,643

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The carrying value of the pension liability is presented as the projected benefit obligation net of the fair value of the plan assets (note 15). The inputs to the measurement of the fair value of non-current receivables, advisor loans and long-term debt are Level 3 inputs. The following are estimates of the fair values for other financial instruments:

	2018		2017
	Carrying amount	Fair value	Carrying amount	Fair value

Other receivables	$12,088	$12,088	$10,136	$10,136
Advisor loans receivable (non-current)	46,661	46,661	44,978	44,978
Long-term debt (non-current)	670,289	670,289	247,467	247,467

Other receivables include notes receivable from non-controlling interests and non-current income tax recoverable.

19.	Commitments and contingencies

(a) Lease commitments

Minimum operating lease payments are as follows:

Year ended December 31
2019	$86,376
2020	76,169
2021	62,171
2022	51,011
2023	38,103
Thereafter	97,631
$411,461

(b) Purchase commitments

Minimum contractual purchase commitments are as follows:

Year ended December 31
2019	$11,063
2020	6,600
2021	1,467
2022	1,179
2023	491
$20,800

(c) Contingencies

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

20.	Related party transactions

The Company has entered into office space rental arrangements and property management contracts with minority shareholders of certain subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2018 was $420 (2017 - $356). The recorded amount of the property management revenues for year ended December 31, 2018 was $585 (2017 - $635). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years. The property management contracts have terms of one to three years.

As at December 31, 2018, the Company had $6,465 of loans receivable from non-controlling shareholders (December 31, 2017 - $8,093). The majority of the loans receivable represent amounts assumed in connection with acquisitions and amounts issued to non-controlling interests to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 4.0%. These loans are due on demand or mature on various dates up to 2026, but are open for repayment without penalty at any time.

21.	Revenue from contracts with customers

Disaggregated revenue

Colliers has disaggregated its revenue from contracts with customers by type of service and region as presented in the following table.

	Americas	EMEA	Asia Pacific	Investment Management	Corporate	Consolidated

2018
Lease brokerage	$648,815	$139,685	$115,447	$-	$-	$903,947
Sales brokerage	441,934	168,796	170,154	-	-	780,884
Property management	228,550	84,861	135,921	-	-	449,332
Valuation and advisory	148,721	112,180	62,133	-	-	323,034
Project management	109,699	107,149	32,230	-	-	249,078
Investment management	-	-	-	74,978	-	74,978
Other	18,465	10,567	12,475	1,043	1,624	44,174
Total Revenue	$1,596,184	$623,238	$528,360	$76,021	$1,624	$2,825,427

2017 (note 23)
Lease brokerage	$549,721	$116,171	$103,334	$-	$-	$769,226
Sales brokerage	402,801	137,959	182,690	-	-	723,450
Property management	208,880	43,440	126,424	-	-	378,744
Valuation and advisory	131,250	98,094	56,945	-	-	286,289
Project management	99,849	110,817	17,093	-	-	227,759
Investment management	-	-	-	12,647	-	12,647
Other	16,912	8,466	9,717	7	1,983	37,085
Total Revenue	$1,409,413	$514,947	$496,203	$12,654	$1,983	$2,435,200

Contract balances

The Company had contract assets totaling $110,432 of which $99,468 was current (2017 - $111,841 of which $104,737 was current). During the year ended December 31, 2018, substantially all of the current contract assets were moved to accounts receivable.

The Company had contract liabilities (all current) totaling $39,635 (2017 - $35,423). Revenue recognized for the year ended December 31, 2018 totaled $23,526 (2017 - $25,857) that was included in the contract liability balance at the beginning of the year. The remaining balance was transferred to accounts payable and is related to the Company’s role as an agent in its outsourcing and advisory business where it collects funds in advance from customers and make payments to vendors or subcontractors on their behalf but where the costs are accounted for on a net basis because the Company does not control the good or service prior to their delivery to the customer.

22.	Segmented information

Operating segments

Colliers identified four reportable operating segments. Three segments are grouped geographically into Americas, Asia Pacific and EMEA. The Investment Management segment includes Harrison Street and the Company’s existing European investment management business which was previously reported in EMEA; segment presentation has been revised for all periods presented. The groupings are based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office.

Included in segment total assets at December 31, 2018 are investments in subsidiaries accounted for under the equity method or cost method: Americas $4,311 (2017 - $3,171); EMEA $1,820 (2017 - $2,242), Asia Pacific $7 (2017 - $7); Investment Management $430 (2017 - $336) and Corporate $1,200 (2017 - nil). The reportable segment information excludes intersegment transactions.

2018
	Americas	EMEA	Asia Pacific	Investment Management	Corporate	Consolidated

Revenues	$1,596,184	$623,238	$528,360	$76,021	$1,624	$2,825,427
Depreciation and amortization	30,391	25,435	6,320	13,791	2,793	78,730
Operating earnings (loss)	105,490	53,862	66,240	12,326	(36,520)	201,398
Other income, net						1,281
Interest expense, net						(20,845)
Income tax expense						(53,260)

Net earnings						$128,574

Total assets	$846,919	$602,964	$228,490	$693,040	$(13,833)	$2,357,580
Total additions to long-lived assets	61,814	161,823	10,669	649,898	3,743	887,947

2017 (note 23)
	Americas	EMEA	Asia Pacific	Investment Management	Corporate	Consolidated

Revenues	$1,409,413	$514,947	$496,203	$12,654	$1,983	$2,435,200
Depreciation and amortization	28,799	16,595	5,914	29	1,655	52,992
Operating earnings (loss)	87,955	45,626	55,066	2,263	(23,534)	167,376
Other income, net						500
Interest expense, net						(11,895)
Income tax expense						(61,907)

Net earnings						$94,074

Total assets	$759,827	$497,122	$221,415	$33,360	$(4,164)	$1,507,560
Total additions to long-lived assets	138,914	28,682	9,876	91	5,092	182,655

Geographic information

Revenues in each geographic region are reported by customer locations.

	2018	2017 (note 23)

United States
Revenues	$1,243,019	$1,046,248
Total long-lived assets	943,164	281,588

Euro currency countries
Revenues	$360,115	$262,115
Total long-lived assets	265,867	191,934

Canada
Revenues	$358,035	$306,533
Total long-lived assets	65,781	61,158

Australia
Revenues	$238,537	$253,260
Total long-lived assets	47,886	50,843

United Kingdom
Revenues	$172,820	$169,700
Total long-lived assets	68,732	75,745

Other
Revenues	$452,901	$397,344
Total long-lived assets	87,877	60,797

Consolidated
Revenues	$2,825,427	$2,435,200
Total long-lived assets	1,479,307	722,065

23.	Impact of recently issued accounting standards

Recently adopted accounting guidance

Revenue from contracts with customers

Beginning in May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, as well as several related ASUs (collectively, the “Revenue Guidance”). The Revenue Guidance clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards. The Revenue Guidance, codified as Accounting Standards Codification Topic No. 606 (“ASC 606”) has been adopted retrospectively effective January 1, 2018 and accordingly, comparative information has been restated. The primary changes are described below.

(a) Accounting for lease brokerage revenues

Under previous GAAP, lease brokerage revenues were deferred until the related contingency (e.g. tenant occupancy) was resolved. Under ASC 606, in certain cases revenue is recognized earlier since the Company’s performance obligation will typically be satisfied upon lease execution.

(b) Accounting for reimbursable expenses related to the Company’s property management activities

Under previous GAAP, reimbursable expenses contemplated both performance and payment risk when evaluating whether a principal or agent relationship existed between the Company and its customers. Under ASC 606, principal versus agent indicators were revised with a focus on control over the services provided by third-party service providers. As a result, the revenues related to the Company’s property management activities for the year ended December 31, 2017 increased by $146,269 and the related cost of revenues increased by $146,269 with no net impact on earnings.

(c) Presentation of contract balances

The Company has revised the presentation of certain amounts in the balance sheet to reflect the adoption of ASC 606, with increases to contract balances and decreases to unbilled revenues and unearned revenues associated with the change in lease brokerage revenue recognition.

Adoption of the standard using the full retrospective method resulted in a restatement of certain previously reported results. These include the recognition of additional revenue and an increase in income tax expense, along with increasing contract balances and accrued expenses. The Company’s previously reported results for the year ended December 31, 2017 were impacted as follows:

(in thousands of US dollars, except per share amounts)
	Year ended December 31, 2017
	As previously reported	Lease brokerage revenue adjustment	Principal versus agent adjustment	Restated
Statement of earnings

Revenues	$2,275,362	$13,569	$146,269	$2,435,200
Cost of revenues	1,427,281	12,315	146,269	1,585,865
Selling, general and administrative expenses	613,335	705	-	614,040
Income tax	63,300	(1,393)	-	61,907
Non-controlling interest share of earnings	20,236	83	-	20,319
Non-controlling interest redemption increment	22,583	(190)	-	22,393
Net earnings attributable to Company	49,313	2,049	-	51,362
Diluted net earnings per common share	1.25	0.05	-	1.31

(in thousands of US dollars)	As at December 31, 2017
	As previously reported	Lease brokerage revenue adjustment	Principal versus agent adjustment	Restated
Balance sheet

Accounts receivable, net of allowance	$383,385	$(843)	$-	$382,542
Contract assets, current	-	104,737	-	104,737
Unbilled revenues	41,370	(41,370)	-	-
Contract assets, non-current	-	7,104	-	7,104
Deferred income tax asset, net	52,394	(3,993)	-	48,401
Accounts payable and accrued expenses	252,904	(25,817)	-	227,087
Accrued compensation	365,709	53,926	-	419,635
Contract liabilities	-	35,423	-	35,423
Unearned revenues	11,919	(11,919)	-	-
Deferred income tax liability, net	18,579	465	-	19,044
Deficit	(128,411)	12,922	-	(115,489)
Accumulated other comprehensive loss	(43,354)	197	-	(43,157)
Non-controlling interests	4,019	438	-	4,457

Recently issued accounting guidance, not yet adopted

The FASB has issued two ASUs related to leases. In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The Company has catalogued and abstracted key terms of its leases and is using a software solution to assist with the additional accounting and disclosures required. The Company’s assets and liabilities will be materially impacted by the recognition of a right-of-use asset and lease liability. Related balance sheet ratios will also be impacted; however, covenant ratio calculations under the Company’s Revolving Credit Facility will not be impacted, as they will continue to be based on the accounting standards in place as of December 31, 2017. In July 2018, the FASB issued ASU No. 2018-11, Codification Improvements to Topic 842, Leases. This ASU affects narrow aspects of the guidance issued in ASU 2016-02 providing an additional (and optional) alternative transition method to adopt the new leases standard. Under this transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. While the Company is continuing to evaluate the full magnitude of the ASU adoptions on its consolidated financial statements for existing lease contracts, it has elected certain practical expedients allowed by the ASU, including the expedient to forego separating lease and non-lease components in lessee contracts, which will increase the magnitude of the asset and liability to be reported. The Company will adopt this ASU effective January 1, 2019, with the expectation of electing the new optional transition method offered under ASU 2018-11.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses. This ASU creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaces the existing incurred loss approach and is expected to result in more timely recognition of credit losses. The standard is effective for annual and interim periods beginning after December 15, 2019 and early adoption is not permitted until years beginning after December 15, 2018. The Company is currently assessing the impact of this ASU on its financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which increases the scope of hedge accounting for both financial and nonfinancial strategies. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements and does not anticipate a material impact as the Company’s interest rate swaps are currently accounted for as cash flow hedges, are deemed to be effective as hedges and are already reported in other comprehensive income.

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This ASU provides an option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in (or portion thereof) is recorded. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use software (Subtopic 350-40). This ASU aligns the capitalizing of implementation costs incurred in relation to a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. It also requires that these capitalized costs are to be expensed over the term of the hosting arrangement and to the same line as the hosting arrangement. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted and should be applied either retrospectively or prospectively after the date of adoption. The Company is currently assessing the impact of this ASU on its financial statements.

24.	Subsequent event

In January 2019, the Company acquired a controlling interest in a real estate services firm operating in Central and Southeast Virginia. The initial cash consideration for the acquisition was $15,876. This acquisition will be accounted for using the acquisition method of accounting for business combinations.